Filed Pursuant to Rule 424(b)(3)
File Number 333-119428

PROSPECTUS SUPPLEMENT NO. 5

Prospectus Supplement dated August 1, 2006
to Prospectus declared
effective on October 21, 2005
(Registration No. 333-119428)
as supplemented by that Prospectus Supplement No. 1 dated November 14, 2005, that Prospectus Supplement No. 2 dated February 14, 2006,
that Prospectus Supplement No. 3 dated April 20, 2006
and that Prospectus Supplement No. 4 dated May 15, 2006

ALLIANCE PHARMACEUTICAL CORP.

This Prospectus Supplement No. 5 supplements our Prospectus dated October 21, 2005, the Prospectus Supplement No. 1 dated November 14, 2005, the Prospectus Supplement No. 2 dated February 14, 2006, the Prospectus Supplement No. 3 dated April 20, 2006 and the Prospectus Supplement No. 4 dated May 15, 2006.

The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 5 together with the Prospectus and each prior Prospectus Supplement referenced above.

This Prospectus Supplement includes the attached Current Report on Form 8-K of Alliance Pharmaceutical Corp. filed on August 1, 2006 with the Securities and Exchange Commission.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “ALLP.OB.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is August 1, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 1, 2006

Alliance Pharmaceutical Corp.
(Exact name of registrant as specified in its charter)

New York	0-12950	14-1644018
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4660 La Jolla Village Drive, Suite 825	92122
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (858) 410-5200

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ]     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events

        On August 1, 2006, the registrant issued a press release related to the development of the registrant’s lead product, OxygentTM. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01    Financial Statements and Exhibits

(d) Exhibits

Number	Description

99.1	Press Release of Alliance Pharmaceutical Corp. dated August 1, 2006

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANCE PHARMACEUTICAL CORP.
Date: August 1, 2006	/s/ Duane J. Roth
Duane J. Roth, Chief Executive Officer

ALLIANCE PHARMACEUTICAL CORP. PROVIDES CLINICAL STUDY UPDATE

San Diego, CA; August 1 —Alliance Pharmaceutical Corp. (OTC Bulletin Board: ALLP) today announces the following update with regard to the development of OxygentTM (perfluorochemical (PFC) emulsion) to prevent post-op ileus resulting from hypoxia during major surgery.

Earlier this year, Alliance applied to the Competent Authorities and to the Ethics Committees (equivalent to Investigational Review Board [IRB] in the U.S.) in France and Germany to proceed with the start of a Phase 2 Proof of Concept clinical trial. The objective of the study will be to show the safety and demonstrate the efficacy of Oxygent to improve post-op gut function. The study is expected to enroll approximately 65 patients.

The French and German Competent Authorities responded with additional questions to the submission and Alliance responded to these questions. The German Competent Authority has completed its review and approved the start of the Phase 2 trial; however, the relevant German Ethics Committee has responded with a negative vote based upon risk/benefit of the protocol. Alliance is now proceeding with the formal appeal process to enable it to initiate the trial in Germany. We are currently awaiting a response from the French Competent Authority. The relevant French Ethics Committee has approved the start of the trial.

As a result of the timeframe of the French review and German appeal process, and assuming we can successfully address the issues raised by each, the earliest we could start this Phase 2 clinical trial would be during the 4th quarter of this year. We believe we have sufficient funds to complete the study if it commences in this timeframe.

In addition, Alliance has progressed with its contract manufacturer in the production of clinical trial material. We have identified the process for clinical production and are completing the method transfer and validation steps required to move forward with clinical lot production.

About the clinical indication for the Proof of Concept study:

During major surgery, the body often reacts by decreasing blood flow to intra-abdominal tissues, thereby conserving blood flow and oxygen supply to vital organs, such as the heart and brain. As a result, gastrointestinal organs receive less oxygen and postoperative bowel function may be impaired.

PFC emulsions have been shown to improve oxygenation to organs and tissues. Clinical evidence for intestinal mucosal protection was obtained during an Oxygent Phase 3 study in which gastric tonometry was performed in a subset of patients at one clinical study site by looking at differences between carbon dioxide tensions in the arterial blood and those in the tonometer balloon (the “CO2 gap”). During cardiopulmonary by-pass, control patients had elevated CO2 gaps and calculated intestinal mucosal pH, statistically significantly higher than patients treated with Oxygent, in which these values were normal. This benefit translated into significantly shorter postoperative time to first bowel movement (2 vs. 5 days; p < 0.007) and a strong trend to earlier consumption of solid food (1.8 vs. 4.1 days; p = 0.056) (Frumento et al. Anesth Analg 2002;94 809-14). These clinical endpoints, time to recovery of upper gastrointestinal function (consumption of solid food) and lower gastrointestinal function (bowel movement), have been accepted by FDA, as approvable endpoints for Adolor Corporation’s Entereg® (alvimopan) and Progenics Pharmaceuticals’ methylnaltrexone for postoperative ileus associated with opioid analgesics.

About Alliance Pharmaceutical Corp.:

Alliance Pharmaceutical Corp., founded in 1989, is a development-stage pharmaceutical company that is currently focused on developing its lead product, Oxygent, which is based on its proprietary PFC technology. Oxygent is being developed as an intravascular oxygen carrier designed to augment oxygen delivery in surgical patients.

Except for historical information, the matters set forth in this release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth herein. Alliance refers you to cautionary information contained in documents Alliance files with the Securities and Exchange Commission from time to time, including the last Form 10-KSB and Form 10-QSB, and those risk factors set forth in the most recent registration statement on Form SB-2 (File No. 333-119428). Alliance is under no obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact for further information:
Corporate Communications
Alliance Pharmaceutical Corp.
San Diego, CA
(858) 410-5275